 Exhibit 99.1
HUT 8 MINING CORP.
NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of holders (the “Hut 8 Shareholders”) of common shares (“Hut 8 Shares”) in the capital of Hut 8 Mining Corp. (“Hut 8”) will be held at 10 a.m. (Toronto time) on September 12, 2023, at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4.
The Meeting is held for the following purposes:
1.
to consider and, if deemed advisable, to pass, with or without variation, pursuant to an interim order of the Supreme Court of British Columbia dated August 11, 2023 (the “Interim Order”), a special resolution (the “Arrangement Resolution”), the full text of which is set forth in “Schedule “C” — Arrangement Resolution” to the accompanying management information circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving, among others, Hut 8, Hut 8 Holdings Inc., its direct wholly-owned subsidiary existing under the laws of British Columbia, and Hut 8 Corp., a Delaware corporation (“New Hut”), in accordance with the terms of the business combination agreement dated February 6, 2023 by and among Hut 8, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.” (“USBTC”), and New Hut (the “Business Combination Agreement”);

2.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “D” — New Hut Resolution” to the accompanying Circular, to authorize and direct Hut 8 to cause New Hut to issue up to 49,665,834 shares of common stock of New Hut (the “New Hut Shares”), consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time, which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination on a fully diluted in-the-money basis, and (ii) and up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters (the “New Hut Resolution”);

3.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “E” — Incentive Plan Resolution” to the accompanying Circular, to approve the adoption of the New Hut incentive plan (the “Incentive Plan Resolution”, together with the Arrangement Resolution and New Hut Resolution, the “Hut 8 Resolutions”); and

4.
to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The board of directors of Hut 8 unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution. It is a condition to the completion of the Business Combination that the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution be approved at the Meeting. If these resolutions are not approved by the Hut 8 Shareholders, the Business Combination cannot be completed.
The nature of the business to be transacted at the Meeting is described in further detail in the Circular which accompanies this notice. A copy of the Business Combination Agreement is available for inspection by the Hut 8 Shareholders on SEDAR+ at www.sedarplus.com or on EDGAR at www.sec.gov under Hut 8’s profile, and is included in this Circular as “Schedule “A” — Business Combination Agreement”.
The Arrangement Resolution, to be effective, must be passed by an affirmative vote of not less than 66 2∕3% of the votes cast by the Hut 8 Shareholders present or represented by proxy and entitled to vote at the Meeting. The Incentive Plan Resolution and New Hut Resolution must be passed by at least a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting.
The record date for the determination of the Hut 8 Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 8, 2023 (the “Record Date”). The Hut 8 Shareholders whose names have been entered in the register of Hut 8 Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.
A Hut 8 Shareholder may attend the Meeting in person or may be represented by proxy. The Hut 8 Shareholders who are unable to attend the Meeting, or any adjournments or postponements thereof, in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting (or any adjournments or postponements thereof). If you are a non-registered Hut 8 Shareholder (being a Hut 8 Shareholder who holds their Hut 8 Shares through an intermediary) and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the applicable instructions set out in the Circular and voting instruction form. Failure to do so may result in your Hut 8 Shares not being eligible to be voted at the Meeting.
All proxies must be executed by a Hut 8 Shareholder or their attorney duly authorized in writing or, if a Hut 8 Shareholder is a non-individual entity, by an authorized signatory or attorney thereof duly authorized. The completed form of proxy must be deposited with

Computershare Investor Services Inc. (i) by mail using the enclosed return envelope or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Hut 8 Shareholder may vote by telephone at 1-866-732-8683 (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the Hut 8 Shareholder’s proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. A Hut 8 Shareholder’s form of proxy or voting instructions must be received no later than 4 p.m. (Toronto time) on September 8, 2023 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.
Pursuant to the Interim Order, registered Hut 8 Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Hut 8 Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the plan of arrangement (“Plan of Arrangement”) implementing the Arrangement. A registered Hut 8 Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Hut 8 a written objection to the Arrangement Resolution, which written objection must be received by Hut 8 at 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, Attention: Corporate Secretary, not later than 4:00 p.m. (Toronto time) on September 8, 2023, being two (2) Business Days immediately preceding the date of the Meeting (or, if the Meeting is adjourned or postponed, 4:00 p.m. (Toronto time) two (2) Business Days preceding the beginning of any adjournment or postponement of the Meeting), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Hut 8 Shareholder’s right to dissent is more particularly described in the Circular under the heading “Dissenting Shareholder Rights”. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in “Schedule “B” — Plan of Arrangement”, “Schedule “F” — Interim Order” and “Schedule “M” — Dissent Provisions of the BCBCA”, respectively, to the Circular.
Persons who are non-registered Hut 8 Shareholders who wish to dissent should be aware that only registered Hut 8 Shareholders are entitled to dissent. Accordingly, a beneficial Hut 8 Shareholder desiring to exercise this right must make arrangements for the Hut 8 Shares beneficially owned by such beneficial Hut 8 Shareholder to be registered in the beneficial Hut 8 Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Hut 8 or, alternatively, make arrangements for the registered holder of such Hut 8 Shares to dissent on the beneficial Hut 8 Shareholder’s behalf.
Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. It is strongly suggested that any Hut 8 Shareholder wishing to dissent seek independent legal advice.
If you have any questions or require more information with respect to the procedures for voting, please contact our proxy solicitation agents, Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com if you are a retail Hut 8 Shareholder or Morrow Sodali at 1-888-777-2059 toll free in North America, 1-289-695-3075 call collect outside of North America or by email at assistance@morrowsodali.com if you are an institutional Hut 8 Shareholder.
DATED this 11th day of August, 2023.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Bill Tai”
Bill Tai
Chair of the Board
Toronto, Ontario